

April 6, 2015

T. Michael Ansley
President and Chief Executive Officer
Diversified Restaurant Holdings, Inc.
27680 Franklin Road
Southfield, MI 48034

> **Re:** **Diversified Restaurant Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2015**
> **File No. 333-202734**

Dear Mr. Ansley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2014. However, the Form 10-K incorporates information from your definitive proxy statement which has not yet been filed. Please confirm your understanding that we will not be in a position to declare your filing effective until you have either amended the Form 10-K to include Part III or have filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Exhibit Index

2. Please file the form of indenture prior to requesting effectiveness of the registration statement. Indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes

effective. Please refer to Compliance and Disclosure Interpretations, Trust Indenture Act of 1939, Interpretation 201.04, which can be found on our website, for guidance.

Exhibit 5.1

3. Counsel states that the opinions rendered are limited to the laws of the state of Nevada. However, on page 12 of the prospectus you state that the indentures and the debt securities shall be construed in accordance with and governed by the laws of the state of Michigan. Please revise your legal opinion accordingly. For guidance, please see Section II.B.1.e of Staff Legal Bulletin No. 19. Please also file a signed exhibit 5.1 prior to requesting effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any questions you may have.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Michael T. Raymond, Esq.
       Dickinson Wright PLLC